JOHNSON MUTUAL FUNDS

The Johnson Mutual Funds provide immediate diversification and professional management for accounts with a minimum investment of $2,000 ($500 for an Education Savings Account). Since these funds are 100% no-load, with no redemption, sales charge, or exchange fees, you can easily invest or switch between the funds.

JOHNSON MUNICIPAL INCOME FUND | TICKER: JMUNX

The objective of the Municipal Income Fund is a high level of federally tax-free income over the long-term, consistent with preservation of capital. The Fund invests primarily in Ohio investment-grade municipal fixed income securities.

JOHNSON FIXED INCOME FUND | TICKER: JFINX

The objective of the Fixed Income Fund is a high level of income over the long-term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities, including government and corporate bonds.

JOHNSON EQUITY INCOME FUND | TICKER: JEQIX

The objective of the Equity Income Fund is to provide above average dividend income and long-term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above-average dividend income and capital growth.



REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON OPPORTUNITY FUND | TICKER: JOPPX

The objective of the Opportunity Fund is long-term capital growth. The Fund invests primarily in equity securities of small and medium sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

JOHNSON INTERNATIONAL FUND | TICKER: JINTX

The investment objective of the International Fund is long-term growth of capital. The Fund invests in equity securities of foreign companies located in a variety of countries throughout the world. The Fund expects typically to invest in companies located in ten or more countries outside the United States at any one time that offer opportunities for capital growth.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

All investment strategies have the potential for profit or loss. Different types of investments involve varying degrees of risk, and there can be no assurance that any specific investment or strategy will be suitable or profitable for an investor's portfolio. In addition, there are no assurances or guarantees that a portfolio will match or outperform any particular benchmark.

JOHNSON
MUTUAL FUNDS



JOHNSON
INVESTMENT COUNSEL

2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

“Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield. We are honored to receive this award in recognition of our consistent long-term delivery on this promise to our clients,” said Charles Rinehart.

Charles is the lead Portfolio Manager for the Equity Income Fund and has been with the firm since 2010. He is also a speaker at today’s event.



JOHNSON EQUITY INCOME FUND
AWARDED
“BEST FUND OVER 3 YEARS”



REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON
INVESTMENT COUNSEL

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund’s Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

DIVERSIFY YOUR INVESTMENTS WITH JOHNSON MUTUAL FUNDS



EASILY INVEST WITH OUR 100% NO-LOAD FUNDS

We serve as advisor for the Johnson Mutual Funds, which offers five publicly available mutual funds that provide immediate diversification and professional management for accounts with a minimum investment of $2,000 ($500 for an Education Savings Account). Our funds are 100% no-load, with no redemption, sales charge, or exchange fees.



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RETAIL MUTUAL FUNDS

Johnson Municipal Income Fund



The objective of the Municipal Income Fund is a high level of federally tax-free income over the long term, consistent with preservation of capital. The Fund invests primarily in Ohio investment-grade municipal fixed income securities.

JMUNX

CURRENT NAV: $18.14

MORNINGSTAR

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS



Johnson Fixed Income Fund

The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities, including government and corporate bonds.

JFINX

CURRENT NAV: $18.48

MORNINGSTAR

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS



Johnson Equity Income Fund



JEQIX

The objective of the Equity Income Fund is to provide above-average dividend income and long-term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above-average dividend income and capital growth.



REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES

CURRENT NAV: $28.63

MORNINGSTAR

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS



JOPPX

Johnson Opportunity Fund

The objective of the Opportunity Fund is long-term capital growth. The Fund invests primarily in equity securities of small and medium sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

CURRENT NAV: $39.23

MORNINGSTAR

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS



Johnson International Fund

The investment objective of the International Fund is long-term growth of capital. The Fund invests in equity securities of foreign companies located in a variety of countries throughout the world. The Fund expects to typically invest in companies located in ten or more countries outside the United States at any one time and offer opportunities for capital growth.

JINTX

CURRENT NAV: $25.14

MORNINGSTAR

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS

INSTITUTIONAL MUTUAL FUNDS

Johnson Institutional Core Bond Fund



Johnson Institutional Core Bond Fund aims to provide a high level of income over the long-term consistent with the preservation of capital.

CURRENT NAV: $17.62

CURRENT NAV: $17.62

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS



Johnson Institutional Intermediate Bond Fund

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection.

CURRENT NAV: $16.77

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS

Johnson Institutional Short Duration Bond Fund



Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection.

CURRENT NAV: $15.44

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS   7/9



Johnson Institutional Enhanced Return Fund

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by replicating the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

CURRENT NAV: $17.84

SUMMARY PROSPECTUS

FULL PROSPECTUS

ADDITIONAL DOCUMENTS

THE JOHNSON TEAM

Our client service experience is driven by a team of deeply experienced and highly credentialed Wealth Advisors, Investment Professionals, Attorneys, and Trust Officers.

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TAKE THE FIRST STEP TOWARDS INVESTING WITH US

We can help you carefully consider each Fund's objectives, risks, charges, and expenses so you can make the right investment decision. Contact us for Fund details and to obtain the latest prospectus.

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Disclaimer:
The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper

Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at https://www.johnsoninv.com/mutualfunds/documents. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

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JOHNSON EQUITY INCOME FUND
AWARDED
"BEST FUND OVER 3 YEARS"
REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES
JOHNSON
INVESTMENT COUNSEL

"Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield."
Charles Rinehart, CFA, CAIA, Managing Director

"We are honored to receive this award in recognition of our consistent long term delivery on this promise to our clients."
Charles Rinehart, CFA, CAIA, Managing Director

Johnson Investment Counsel's mutual fund has received the 2020 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to its peers. The Johnson Equity Income Fund is a winner of the "Best Fund Over 3 Years" for Equity Income Funds.

"Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield. We are honored to receive this award in recognition of our consistent long term delivery on this promise to our clients." Charles Rinehart, CFA, CAIA, Managing Director and lead Portfolio Manger for the Equity Income Fund.

*Disclaimer: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at JOHNSONMUTUALFUNDS.COM. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



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REFINITIV LIPPER
FUND AWARDS

2020 WINNER
UNITED STATES

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" for Equity Income Funds. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.